SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Change in Revenues or Income by More than 15%

1. Consolidated Financial Data

(Unit: KRW B, Korean GAAP)

Items	2004	2003	YoY Change	%
A. Performance Results
Revenues	8,328	6,098	2,230	36.6%
Operating Income	1,728	1,074	654	60.9%
Ordinary Income	1,688	1,013	675	66.6%
Net Income	1,655	1,019	636	62.4%

B. Financial Position
Total Assets	10,357	6,459
Total Liabilities	4,585	3,565
Capital Stock	1,627	1,450
Total Shareholders’ Equity	5,772	2,894
Total Shareholders’ Equity / Capital Stock	354.8%	199.6%

*	For the purpose of comparison, the past financial statements are reclassified pursuant to the enactment of Korean GAAP.

2. Main reason for change in revenues or income: Increase in sales of LCD panels, etc.

Korean GAAP non-consolidated information is included for the convenience of investors as below.

(Unit: KRW B, Korean GAAP)

Items	2004	2003	YoY Change	%
A. Performance Results
Revenues	8,080	6,031	2,049	34.0%
Operating Income	1,641	1,087	554	51.0%
Ordinary Income	1,683	1,010	673	66.6%
Net Income	1,655	1,019	636	62.4%

B. Financial Position
Total Assets	9,598	6,214
Total Liabilities	3,826	3,320
Capital Stock	1,627	1,450
Total Shareholders’ Equity	5,772	2,894
Total Shareholders’ Equity / Capital Stock	354.8%	199.6%

*	For the purpose of comparison, the past financial statements are reclassified pursuant to the enactment of Korean GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: January 24, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer